Exhibit 99.1

New Oriental Announces Completion of SEC Investigation

Beijing, September 30, 2014 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that it has been advised by the staff of the Securities and Exchange Commission (the “SEC”) that the investigation by the SEC as to the Company has been completed and that the staff does not intend to recommend any enforcement action by the SEC. The Company had initially reported the existence of this investigation in July 2012.

Mr. Michael Yu, New Oriental’s Chairman and Chief Executive Officer, said, “I am pleased to announce that the SEC has concluded its investigation. We are gratified to share the positive news with our investors that this matter is now behind us. We will keep focusing on our business and look forward to delivering long-term value to our shareholders.”

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://english.neworiental.org.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. May Shen

FTI Consulting

Tel:      +86-10-8591-1951

Email:  may.shen@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:      +86-10-6260-5568

Email:  zhaosisi@xdf.cn